UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-15577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Qwest Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Qwest Communications International Inc.

1801 California Street, Denver, Colorado 80202

303-992-1400

REQUIRED INFORMATION

The Qwest Savings & Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan as of December 31, 2006 and 2005, and for the year ended December 31, 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Qwest Communications International Inc.:

We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

DENVER, COLORADO

June 22, 2007

QWEST SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31,
	2006	2005
ASSETS
Investments, at fair value	$3,532,250	$3,141,000
Receivables:
Dividends, interest and other	2,427	2,304
Securities sold	243	585

Total receivables	2,670	2,889

Total assets	3,534,920	3,143,889

LIABILITIES
Accrued Expenses	1,493	1,659
Payables for securities purchased	199	2,353

Total liabilities	1,692	4,012

Net assets available for benefits, at fair value	3,533,228	3,139,877
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,715	2,660

Net assets available for benefits	$3,538,943	$3,142,537

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2006

(Dollars in thousands)

Additions:
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$379,768
Interest	52,930
Dividends	5,230
Plan’s share of the income, expenses, and net appreciation in fair value of investments of the Qwest DB/DC Master Trust	67,368

505,296
Less investment expenses	(2,969)

502,327

Contributions:
Participants’	169,639
Employer’s	67,068

236,707
Transfers, net and other	4,805

Total additions	743,839

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	343,329
Administrative expenses	4,104

Total deductions	347,433

Net increase	396,406

Net assets available for benefits:
Beginning of year	3,142,537

End of year	$3,538,943

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005

Note 1: Plan Description

The following is a brief description of the Qwest Savings & Investment Plan (“QSIP” or the “Plan”) and provides general information only. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is a defined contribution plan and covers substantially all of the employees of Qwest Communications International Inc. and its subsidiaries (“Qwest” or the “Company”).

The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not insured or guaranteed by the Pension Benefit Guaranty Corporation.

Significant Plan Amendments

Effective August 24, 2005, the Plan was amended to limit a participant to no more than two loans outstanding at any time.

The Plan was amended on December 13, 2006 in the following respects:

•	For distributions made from the Plan due to deaths occurring after March 31, 2007, non-spouse beneficiaries may elect direct rollovers of Plan balances to individual retirement accounts (IRAs);

•

Effective January 1, 2007, participants may repay a Plan loan in full at any time during the term of the loan; however, participants may no longer make a one-time loan payoff through payroll withholding; and

•

Effective January 1, 2007, the Plan clarifies that the Company’s Employee Benefits Committee or its delegates have the authority to use all lawful process, including litigation, to recover overpayments to participants and beneficiaries.

Eligibility, Contributions, and Vesting

Management employees are eligible to enter the Plan immediately on their hire date and are automatically enrolled at 3% of their eligible compensation, which percentage they can change at any time. Occupational employees are eligible to enter the Plan after completion of three months of service with the Company. Management and occupational employees may designate up to 25% of their eligible compensation as contributions to the Plan.

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

Management participant contributions, up to a maximum of 3% of eligible compensation, are matched by the Company at 100% beginning immediately upon a participant’s hire date. Occupational participant contributions, up to a maximum of 6% of eligible compensation, are matched by the Company at 81% beginning after a participant completes one year of service. The Company does not match management participant contributions in excess of 3% of eligible compensation and does not match occupational participant contributions in excess of 6% of eligible compensation.

A management participant is 100% vested in the Company’s matching contributions immediately upon entry into the Plan. An occupational participant becomes 100% vested in the Company’s matching contributions upon completion of three years of service with the Company. Participant contributions may be made on a pre-tax or after-tax basis, or on a combination of both. As provided in Section 402(g) of the Internal Revenue Code of 1986, as amended (“the Code”), pre-tax employee contributions were limited to $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively.

All Company matching contributions have been designated as participant-directed for financial reporting purposes because participants have the ability to direct the investment of these contributions.

The Plan permits participants who have reached age 50 to make additional elective contributions up to certain annual maximum amounts established in the Code. The maximum amount for these additional participant elective contributions was $5,000 and $4,000 for the years ended December 31, 2006 and 2005, respectively.

Investment Advice

Participants have access to investment advice for directing their Plan investments through CitiStreet Advisors LLC (“CitiStreet”).

Plan Merger

The OnFiber Communications 401(k) Plan (“OnFiber Plan”) and related net assets of approximately $5 million were merged into the QSIP in December 2006. All participant account balances in the OnFiber Plan were transferred into the QSIP.

Investment Options

Participants in the Plan may invest their Plan accounts in a number of investment options, which are briefly described below. The descriptions below are not, and are not intended to be, complete descriptions of each investment option’s risk and investment objective and strategy.

Participants are provided with more complete descriptions of the investment options, including risk, through the Plan’s prospectus.

•

Interest Income Fund – This fund emphasizes relatively stable, predictable income by investing in high-quality investment contracts and other fixed income investments with a diversified group of insurance companies, banks and other financial institutions.

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

•

Bond Fund – This fund is designed to offer the investor long-term preservation of capital while providing greater current income and yield than stable value or money market funds by investing in a broadly diversified portfolio of fixed-income instruments of varying maturities using multiple investment managers.

•

Conservative Asset Allocation Fund – This fund seeks to provide current income and short-term stability of capital by investing in a diverse mix of securities with a target mix of 40% in stocks and 60% in bonds.

•

Moderate Asset Allocation Fund – This fund provides an investor with a more balanced approach to income preservation and long-term growth potential by investing in a diverse mix of securities with a target mix of 60% in stocks and 40% in bonds.

•	Aggressive Asset Allocation Fund – This fund focuses on long-term growth of capital by investing in a diverse mix of securities with a target mix of 80% in stocks and 20% in bonds.

•	U. S. Stock Fund – This fund seeks to provide long-term growth by mirroring both the composition and performance of the Standard & Poor’s 500 Index.

•	U.S. Small/Mid Cap Stock Fund – This fund seeks to provide long-term growth of capital by investing in small and mid-sized United States companies using multiple investment managers.

•

International Stock Fund – This fund seeks to provide long-term growth of capital and income by investing primarily in the stocks of companies domiciled outside the United States using multiple investment managers.

•

Qwest Shares Fund – This fund seeks to provide investment returns linked to the performance of Qwest common stock. This is an undiversified common stock investment. Concentrating investments in any undiversified investment, including common stock, is a high-risk investment strategy.

•

Personal Choice Retirement Account (“PCRA”) – This is a separate brokerage account made available through Charles Schwab & Company, Inc. and offers access to a wide range of investment opportunities including mutual funds and most common stocks and bonds listed on major United States exchanges.

The Plan assets held under these investment options are summarized in Schedule I.

Loans

The Plan allows participants to borrow from their Plan accounts. Loans are made available to participants based upon 50% of the participant’s vested account balance, less any portion allocated to an alternate payee, up to a maximum of $50,000. Except under certain provisions, Plan loans provide for periodic repayments over a period not to exceed five years (or fifteen years for residential loans) at an interest rate determined by the Company’s Employee Benefits Committee. Participants may also make lump-sum repayments at any time following the date of the issuance of the loan. Since August 24, 2005, participants have been limited to no more than two outstanding Plan loans at any time.

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

Trust and Recordkeeping Services

State Street Corporation (“State Street”) is the Trustee for the Plan. CitiStreet LLC (“CitiStreet”) is the Recordkeeper for the Plan.

Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 24, 2004 that the Plan is qualified and that the trust established under the Plan is tax-exempt under the applicable sections of the Code.

The Plan has been amended since November 24, 2004. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code, and, therefore, the Plan Administrator believes that the Plan continues to be qualified, and the related trust continues to be tax-exempt as of December 31, 2006.

Participant Accounts

Each participant’s Plan account is credited with the participant’s contributions, the Company’s matching contributions and investment gains and charged for investment losses and an allocable share of Plan expenses. Plan accounts are unit-valued on a daily basis.

Annual additions are defined as participant’s contributions and the Company’s matching contributions. Aggregate annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation, as defined in the Plan, or the annual additions limit pursuant to Section 415(c)(1)(A) of the Code of $44,000 and $42,000 for the years ended December 31, 2006 and 2005, respectively.

Payment of Benefits

Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts from the Plan in accordance with the terms of the Plan. Participants also may make in-service voluntary withdrawals and hardship withdrawals if certain criteria are met.

Benefit payments may be in the form of a lump sum or other distribution forms in accordance with the options provided in the terms of the Plan.

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Participant Distributions

Participant distributions are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Plan’s management to make certain estimates, judgments, and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contacts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statement of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment for fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment Valuation and Income Recognition

The values of investments, including investments within the Qwest DB/DC Master Trust, are determined as follows: Qwest common stock is valued on the basis of the closing sales price as reported by the New York Stock Exchange on December 31, 2006 and 2005; and other securities listed on recognized United States and international stock exchanges are valued on the basis of the last published sales price on December 31, 2006 and 2005. If no sales were made on those dates, values are based on the price on the immediately preceding day on which sales were made.

Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2006 and 2005 from published sources where available and, if not available, from other sources considered reliable. The fair value of commingled funds is based on the quoted market prices of the underlying securities. If no sales were made on those dates, values are based on the price on the immediately preceding day on which sales were made.

The Plan has entered into six contracts with six banks or insurance companies. These contracts are included in the Interest Income Fund and are reported at fair value of the underlying investments under the contract and adjusted to contract value,

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

calculated as principal plus reinvested interest. These contracts are fully benefit-responsive, meaning that the terms of the Plan allow for withdrawals from the investment contract at contract or book value for payment of participant initiated transactions.

Interest rates on the contracts are either fixed rates for the term of the contract or are reset quarterly or monthly based on the terms of the contract. The estimated fair value of the contracts was $743 million and $751 million as of December 31, 2006 and 2005, respectively. This compares to contract values of $749 million and $754 million as of December 31, 2006 and 2005, respectively. Investment contracts with fully benefit-responsive wrappers are reported together since the value of the wrappers is typically insignificant to the related underlying investment contracts. A wrapper is a contract issued by a bank or insurance company and backed by a portfolio of high quality fixed income securities held in a trust. The contract requires the issuer to utilize book value accounting which absorbs market value fluctuations and provides participants with a stable return.

At December 31, 2006 and 2005, the average crediting interest rates on these contracts were 5.08% and 4.50%, respectively. For the years ended December 31, 2006 and 2005, the average annual yield earned on these contracts was 4.90% and 4.60%, respectively. All wrapper contracts provide for a minimum crediting rate of 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) termination of the Plan; (2) a material adverse change to the provisions of the Plan; (3) the Plan sponsor electing to withdraw from a wrapper contract in order to switch to a different investment provider; or (4) if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management believes the events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

Net realized and unrealized gains and losses are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments and are determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value.

Dividend income is recorded on the ex-dividend date. Interest is accrued when earned. Purchases and sales of securities are recorded on a trade date basis.

Note 3: Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
	(Dollars in thousands)
Barclays Global Investors Equity Index Fund, 46,836 and 48,215 shares, respectively	$970,437	$862,080
Qwest Communications International Inc., 54,608 and 64,778 shares of common stock, respectively	457,072	365,995
UBS AG Guaranteed Investment Contract	**	159,718
Monumental Life Insurance Co. Guaranteed Investment Contract	**	159,759
State Street Bank & Trust Co. Guaranteed Investment Contract	**	159,647

**	Investment not in excess of 5% at respective date.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2006
(Dollars in thousands)
Qwest Common Stock	$165,015
Other Marketable Securities * PCRA	(3,049 17,197)
Commingled Funds **	200,605

Net appreciation in fair value of investments	$379,768

*	Includes corporate bonds, US Government obligations, and other marketable securities.

**	Includes Capital Guardian International Equity Fund, UBS Global Equity Fund, Barclays Global Active International Equity Fund, and Barclays Global Investors Equity Index Fund.

Note 4: Master Trust Investment

The Qwest DB/DC Master Trust (“MT”) is a trust that was established by Qwest Asset Management Company (“QAM”) as named fiduciary for investments in the Plan and the Qwest Pension Plan (the Pension Plan). The MT investment is included in the U.S. Small/Mid Cap Stock Fund and International Stock Fund investment options for participants. The trustee is Mellon Trust of New England, N.A.

The Plan’s interest in the assets of the MT is included in the accompanying statements of net assets available for benefits. A summary of the assets of the MT is as follows:

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
	(Dollars in thousands)
Investments, at fair value:
Common collective trusts	$6,889	$18,071
Corporate stock	436,503	463,194
Interest-bearing cash	3,220	1,137
Other investments	217	258

Total investments, at fair value	446,829	482,660
Interest and dividends receivable	748	718
Net pending security trades payable	(5,777)	(904)
Administrative expenses payable	(717)	(742)

Net assets of the MT	$441,083	$481,732

The Plan’s interest and the Qwest Pension Plan’s interest in the net assets of the MT were as follows:

	December 31, 2006		December 31, 2005
	(Dollars in thousands)
QSIP	$441,083	100%	$360,990	75%
Qwest Pension Plan	—	—	120,742	25

Total	$441,083	100%	$481,732	100%

At the end of 2006, the Plan owned 100% of the interest in the net assets of the MT. During the year, QAM revised the investment strategy for the Pension Plan such that the Pension Plan’s participation in the MT was no longer necessary. The Pension Plan may participate in the MT in future years should QAM determine that the MT provides an appropriate investment vehicle for Pension Plan assets.

The fair value of the Plan’s interest in the MT is based on the value of the Plan’s interest in the MT at the beginning of the year, plus actual contributions and allocated investment income, and less actual distributions and allocated administrative expenses. The MT’s net investment results and administrative expenses are allocated to the participating plans in proportion to each plan’s relative share of the fair value of net assets of the MT at each allocation date. The amounts allocable for the year are as follows:

Year Ended December 31, 2006
(Dollars in thousands)
Investment income:
Net appreciation in fair value of investments	$68,686
Interest, dividends and other income	8,198

Net investment gain	76,884
Administrative expenses	(1,589)

Net investment income	$75,295

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

The Plan’s share of the MT’s net investment income was $67 million for the year ended December 31, 2006.

The net appreciation in the fair value of investments in the MT was predominately in corporate common stocks (88%) for the year ended December 31, 2006.

Note 5: Forfeitures

When certain participants terminate employment with the Company, any non-vested portion of their Plan account that represents past Company matching contributions are forfeited. Forfeited participant balances are used to reduce future Company contributions or to pay administrative expenses of the Plan. For the year ended December 31, 2006, forfeitures of $80,251 were used to reduce employer contributions.

Company contributions for the year ended December 31, 2006 are shown net of forfeitures applied. Unapplied forfeitures were $14,051 and $61,152 as of December 31, 2006 and 2005, respectively.

Note 6: Plan Termination

In the event that the Plan is terminated, subject to compliance with certain conditions set forth by ERISA, the Plan provides that participant accounts that are less than 100% vested will become 100% vested and that the net assets will be distributed to account owners in an amount equal to their respective interests in those assets.

Note 7: Reconciliation of Financial Statements to Form 5500

For Form 5500 purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to the respective period end, but not yet paid as of that date. However, in accordance with GAAP, benefit withdrawals are recorded when paid.

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to net assets available for benefits per Form 5500 as of December 31, 2006 and 2005:

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
	(Dollars in thousands)
Net assets available for benefits per the financial statements	$3,538,943	$3,142,537
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,715)	—
Less amounts allocated to withdrawing participants	(2,789)	(689)

Net assets available for benefits per Form 5500 (unaudited)	$3,530,439	$3,141,848

The following is a reconciliation of investment income per the financial statements to investment income per Form 5500 for the year ended December 31, 2006:

Year Ended December 31, 2006
(Dollars in thousands)
Investment income per the financial statements	$502,327
Add investment expenses	2,969
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,715)

Investment income per Form 5500 (unaudited)	$499,581

The following is a reconciliation of participant distributions per the financial statements to participant distributions per Form 5500 for the year ended December 31, 2006:

Year Ended December 31, 2006
(Dollars in thousands)
Participant distributions per the financial statements	$343,329
Add amounts allocated to withdrawing participants at end of period	2,789
Less amounts allocated to withdrawing participants at beginning of period	(689)

Participant distributions per Form 5500 (unaudited)	$345,429

Note 8: Plan Expenses

Plan expenses are generally paid by the Plan with the exception of certain expenses incurred by Qwest related to Plan design and corporate functions, which are paid for by Qwest.

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

Note 9: Related-Party Transactions

The Plan invests in certain common collective trusts managed by the Plan’s various investment managers; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in Qwest common stock, which qualify as party-in-interest transactions. These transactions are covered by exemptions and are allowed under federal laws and regulations.

Note 10: Concentrations, Risks and Uncertainties

The Plan has a significant concentration of investments in Qwest common stock. The increase in the value of the Qwest common stock held by the Plan was $165 million for the year ended December 31, 2006.

As described in Note 1, the Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, foreign currency, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan invests in certain commingled funds, separate accounts and mutual funds. These funds may invest in derivative securities, including but not limited to futures, options, swaps and forward contracts. These derivative securities are primarily used for the purpose of managing currency risk, gaining market exposure, and reducing transaction costs. Credit risk exists with respect to certain of these instruments.

Legal Matters

Settlement of Consolidated ERISA Action

Seven putative class actions brought against Qwest purportedly on behalf of all participants and beneficiaries of the Plan (including predecessor plans) were consolidated into a consolidated action in federal district court in Colorado. Other defendants in this action include current and former directors of Qwest, former officers and employees of Qwest and Deutsche Bank Trust Company Americas, or Deutsche Bank (formerly doing business as Bankers Trust Company). These suits also purported to seek relief on behalf of the Plan. The first of these actions was filed in March 2002. Plaintiffs asserted breach of fiduciary duty claims against Qwest and others under ERISA alleging, among other things, various improprieties in managing holdings of Qwest stock in the Plan from March 7, 1999 until January 12, 2004. Plaintiffs sought damages, equitable and declaratory relief, along with attorneys’ fees and costs and restitution. Counsel for plaintiffs indicated that the putative class would seek billions of dollars of damages.

On April 26, 2006, Qwest, the other defendants, and the putative class representatives entered into a Stipulation of Settlement that, when implemented, will settle the consolidated ERISA action against Qwest and all defendants. No parties admitted any wrongdoing as part of the settlement. Qwest deposited $33 million in cash into a settlement fund in connection with the settlement. Pursuant to the

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

Stipulation of Settlement, Qwest also agreed to pay, subject to certain contingencies, the amount (if any) by which the Plan’s recovery from the settlement of the consolidated securities action described below is less than $20 million. Deutsche Bank deposited $4.5 million in cash into a settlement fund to settle the claims against it in connection with the settlement. Qwest received certain insurance proceeds as a contribution by individual defendants to this settlement, which offset $10 million of Qwest’s $33 million payment. In January 2007, the district court issued an order approving the settlement and certifying a settlement class on behalf of current and former participants in and beneficiaries of the Plan who owned, bought, sold or held shares or units of the Qwest Shares Fund, U S WEST Shares Fund or Qwest common stock in their Plan accounts from March 7, 1999 until January 12, 2004.

The amount, if any, of the Plan’s recovery from the partial settlement of the consolidated securities action is uncertain and subject to certain contingencies. It is possible that the Plan’s recovery in the consolidated securities action will exceed $20 million. It is also possible that the Plan will not recover any amount in the event that partial settlement is not implemented as a result of the appeal described below.

An independent fiduciary was retained to act on behalf of the Plan with respect to the Plan’s participation in the settlement of the consolidated ERISA action. The independent fiduciary determined that the settlement was reasonable to the Plan and therefore did not object to the settlement. The specific amount the Plan will receive in the ERISA settlement is unknown and subject to certain contingencies.

Other

The Plan is a class member in two other class action lawsuits that are or were pending against Qwest (In re Qwest Communications International Inc. Securities Litigation and Brody v. Hellman, et al). Independent fiduciaries were retained to act on behalf of the Plan with respect to the Plan’s participation in the settlements of these actions, which settlements are more fully described in Qwest’s public filings. For each matter, the respective independent fiduciary determined that it is in the best interests of the Plan to participate in the settlement.

In the Brody matter, in December 2005, the court approved the settlement of the class action. The Plan is awaiting notification of the amount and receipt of its allocation from the settlement proceeds.

In the In re Qwest Communications International Inc. Securities Litigation matter, the court issued an order in September 2006 approving the settlement and certifying a settlement class on behalf of purchasers of Qwest publicly traded securities between May 24, 1999 and July 28, 2002. If implemented, the settlement will resolve and release the individual claims of the class representatives and the claims of the settlement class they represent against Qwest and all defendants except Joseph Nacchio, Qwest’s former chief executive officer, and Robert Woodruff, Qwest’s former chief financial officer. Messrs. Nacchio and Woodruff have appealed that order to the United States Court of Appeals for the Tenth Circuit.

Qwest is also involved in various other legal matters that are more fully described in its public filings, including various securities actions alleging violations of federal securities laws. While Qwest continues to defend vigorously against these matters the matters described above and other legal matters relating to Qwest present

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2006 and 2005

significant risk to Qwest and therefore to the value of the Plan assets invested in Qwest stock. The ultimate resolution of these matters is uncertain. Thus, Qwest can give no assurances as to the impacts on Qwest’s or the Plan’s financial results or financial condition as a result of these matters. The ultimate resolution of these matters may have a material adverse effect on Qwest’s and the Plan’s financial position.

Qwest Savings & Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Schedule I

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
*QWEST COMMUNICATIONS INTL INC	Common Stock (cost of $989,512,652)		54,608,385	$457,072,182
ADVANTA BUSINESS CARD MASTER	Corporate Debt Obligation	5.3% 21 May 2012	440,000	441,375
AIG SUNAMERICA GLOBAL FING X	Corporate Debt Obligation	6.9% 15 Mar 2032	525,000	600,932
ALLIED CAP CORP	Corporate Debt Obligation	6% 01 Apr 2012	205,000	202,731
ALLTEL CORP	Corporate Debt Obligation	7% 15 Mar 2016	45,000	46,032
AMERICAN EXPRESS CR ACCOUNT	Corporate Debt Obligation	4.35% 15 Dec 2011	395,000	388,969
AMERICAN GEN FIN CORP MTN	Corporate Debt Obligation	4.875% 15 Jul 2012	280,000	273,177
AMERICAN HOME PRODS CORP	Corporate Debt Obligation	6.7% 15 Mar 2011	150,000	159,305
AMERICAN INTL GROUP INC	Corporate Debt Obligation	6.25% 01 May 2036	975,000	1,035,917
AMERICAN INTL GROUP INC	Corporate Debt Obligation	5.375% 18 Oct 2011	715,000	719,097
AMVESCAP PLC	Corporate Debt Obligation	5.9% 15 Jan 2007	495,000	495,047
ANADARKO PETE CORP	Corporate Debt Obligation	5.95% 15 Sep 2016	85,000	85,178
ASSURANT INC	Corporate Debt Obligation	6.75% 15 Feb 2034	160,000	171,909
AT+T INC	Corporate Debt Obligation	6.8% 15 May 2036	725,000	770,621
AT+T WIRELESS SVCS INC	Corporate Debt Obligation	7.875% 01 Mar 2011	275,000	299,961
BAE SYS HLDGS INC	Corporate Debt Obligation	5.2% 15 Aug 2015	205,000	195,271
BALTIMORE GAS + ELEC CO	Corporate Debt Obligation	5.9% 01 Oct 2016	180,000	180,801
BANC AMER COML MTG INC	Corporate Debt Obligation	5.35372% 10 Sep 2047	435,000	431,858
BANK AMER CORP	Corporate Debt Obligation	5.75% 15 Aug 2016	55,000	56,134
BANK AMER NA CHARLOTTE NC	Corporate Debt Obligation	6% 15 Oct 2036	245,000	252,244
BANK OF NEW YORK	Corporate Debt Obligation	5.41% 15 May 2009	205,000	203,358
BANK ONE ISSUANCE TR	Corporate Debt Obligation	3.94% 16 Apr 2012	870,000	846,604
BANKAMERICA CORP	Corporate Debt Obligation	7.125% 15 Oct 2011	70,000	75,336
BARRICK GOLD FIN CO	Corporate Debt Obligation	4.875% 15 Nov 2014	70,000	66,337
BEAR STEARNS COML MTG SECS	Corporate Debt Obligation	5.28663% 12 Oct 2042	805,000	801,886
BELLSOUTH TELECOMM INC	Corporate Debt Obligation	6.375% 01 Jun 2028	515,000	515,558
BOARDWALK PIPELINES LLC	Corporate Debt Obligation	5.875% 15 Nov 2016	235,000	232,650
BOEING CAP CORP	Corporate Debt Obligation	5.75% 15 Feb 2007	335,000	335,248
BOSTON SCIENTIFIC CORP	Corporate Debt Obligation	6.25% 15 Nov 2035	65,000	64,753
CADBURY SCHWEPPES US FINANCE	Corporate Debt Obligation	3.875% 01 Oct 2008	935,000	910,578
CALIFORNIA INFRA + ECONOMIC	Corporate Debt Obligation	6.42% 26 Dec 2009	117,306	118,046
CAPITAL AUTO REC AST TR	Corporate Debt Obligation	5.23% 15 Feb 2009	600,000	599,344
CAPITAL AUTO RECEIVABLES ASSET	Corporate Debt Obligation	5.03% 15 Oct 2009	850,000	847,476
CAPITAL ONE FINL CORP	Corporate Debt Obligation	5.7% 15 Sep 2011	135,000	137,001
CAROLINA PWR + LT CO	Corporate Debt Obligation	5.25% 15 Dec 2015	155,000	152,414
CATERPILLAR FINL TR	Corporate Debt Obligation	5.57% 25 May 2010	700,000	704,241
CHASE ISSUANCE TR	Corporate Debt Obligation	4.23% 15 Jan 2013	165,000	161,022
CIT GROUP INC	Corporate Debt Obligation	5.4% 07 Mar 2013	140,000	138,943
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	2.55% 20 Jan 2009	1,960,000	1,957,249
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	4.85% 10 Feb 2011	1,085,000	1,079,575
CITIGROUP INC	Corporate Debt Obligation	5.3% 07 Jan 2016	525,000	520,834
CITIGROUP INC	Corporate Debt Obligation	5.125% 14 Feb 2011	300,000	299,150
CLEVELAND ELEC ILLUM CO	Corporate Debt Obligation	5.65% 15 Dec 2013	95,000	94,684
CLEVELAND ELEC ILLUM CO	Corporate Debt Obligation	5.95% 15 Dec 2036	80,000	76,297
COMCAST CABLE COMMUNICATIONS	Corporate Debt Obligation	7.125% 15 Jun 2013	580,000	625,066
COMCAST CORP NEW	Corporate Debt Obligation	5.85% 15 Nov 2015	380,000	380,540
COMCAST CORP NEW	Corporate Debt Obligation	5.875% 15 Feb 2018	240,000	237,421
COMERICA BK DETROIT MICH	Corporate Debt Obligation	5.75% 21 Nov 2016	255,000	254,723
COMMERCE GROUP INC MASS	Corporate Debt Obligation	5.95% 09 Dec 2013	210,000	208,827
CONAGRA INC	Corporate Debt Obligation	7.125% 01 Oct 2026	20,000	21,942
CONOCO FDG CO	Corporate Debt Obligation	7.25% 15 Oct 2031	270,000	318,306
CONOCOPHILLIPS CDA FDG CO II	Corporate Debt Obligation	5.95% 15 Oct 2036	585,000	593,140
CONSOLIDATED NAT GAS CO	Corporate Debt Obligation	6.625% 01 Dec 2013	225,000	237,792
CONSOLIDATED NAT GAS CO	Corporate Debt Obligation	5% 01 Dec 2014	160,000	153,848
CREDIT SUISSE FIRST BOSTON MTG	Corporate Debt Obligation	6.3% 15 Nov 2030	254,278	257,754
CREDIT SUISSE FIRST BOSTON MTG	Corporate Debt Obligation	5.1% 15 Aug 2038	440,000	431,559
CRH AMER INC	Corporate Debt Obligation	6% 30 Sep 2016	285,000	287,678
CRH AMER INC	Corporate Debt Obligation	6% 30 Sep 2016	85,000	85,799
DAIMLER CHRYSLER AUTO TR	Corporate Debt Obligation	5.1% 08 Oct 2008	580,368	579,915
DAIMLERCHRYSLER AUTO TR	Corporate Debt Obligation	4.98% 08 Nov 2011	685,000	682,966
DAIMLERCHRYSLER AUTO TR	Corporate Debt Obligation	4.94% 08 Feb 2012	400,000	397,853
DETROIT EDISON CO	Corporate Debt Obligation	5.7% 01 Oct 2037	80,000	77,021
DETROIT EDISON CO	Corporate Debt Obligation	6.625% 01 Jun 2036	35,000	38,182
DIAGEO CAP PLC	Corporate Debt Obligation	5.875% 30 Sep 2036	640,000	626,058
DIAGEO FIN BV	Corporate Debt Obligation	5.5% 01 Apr 2013	405,000	404,215
DOMINION RES INC VA NEW	Corporate Debt Obligation	1% 15 May 2008	145,000	145,210
DUKE ENERGY CO	Corporate Debt Obligation	3.75% 05 Mar 2008	210,000	206,089
EMBARQ CORP	Corporate Debt Obligation	7.082% 01 Jun 2016	230,000	234,145
ENCANA HLDGS FIN CORP	Corporate Debt Obligation	5.8% 01 May 2014	65,000	65,386
ENERGY TRANSFER PARTNERS LP	Corporate Debt Obligation	6.625% 15 Oct 2036	80,000	82,373
ERP OPER LTD PARTNERSHIP	Corporate Debt Obligation	7.57% 15 Aug 2026	30,000	34,718
FEDERATED DEPT STORES INC DEL	Corporate Debt Obligation	7% 15 Feb 2028	215,000	218,791
FEDERATED RETAIL HLDGS INC	Corporate Debt Obligation	5.9% 01 Dec 2016	250,000	249,611
FMR CORP	Corporate Debt Obligation	7.57% 15 Jun 2029	100,000	121,846
FORD CR AUTO OWNER TR	Corporate Debt Obligation	5.04% 15 Jan 2009	746,935	746,118
FORD CREDIT AUTO OWNER TR	Corporate Debt Obligation	5.28% 15 Oct 2010	960,000	960,900
GE CAP CR CARD MASTER NT TR	Corporate Debt Obligation	5.08% 17 Sep 2012	770,000	771,564
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	4.125% 01 Sep 2009	280,000	272,999
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	6.125% 22 Feb 2011	810,000	837,299

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	5.875% 15 Feb 2012	485,000	498,732
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	6% 15 Jun 2012	885,000	916,126
GENERAL MLS INC	Corporate Debt Obligation	5.125% 15 Feb 2007	645,000	644,545
GENETECH INC	Corporate Debt Obligation	4.75% 15 Jul 2015	760,000	727,573
GOLDMAN SACHS GROUP INC	Corporate Debt Obligation	6.45% 01 May 2036	220,000	228,891
HARLEY DAVIDSON MOTORCYCLE TR	Corporate Debt Obligation	4.3% 15 May 2010	142,433	141,928
HARLEY DAVIDSON MOTORCYCLE TR	Corporate Debt Obligation	5.06% 15 Jun 2010	397,145	396,276
HOME DEPOT INC	Corporate Debt Obligation	5.875% 16 Dec 2036	135,000	132,479
HONDA AUTO RECEIVBLE OWNER TR	Corporate Debt Obligation	4.8% 19 Oct 2009	525,000	522,896
HONDA AUTO RECVBLS OWNER TR	Corporate Debt Obligation	5.3% 21 Jul 2010	540,000	541,013
HRPT PPTYS TR	Corporate Debt Obligation	6.25% 15 Aug 2016	120,000	123,690
HRPT PPTYS TR	Corporate Debt Obligation	5.75% 01 Nov 2015	200,000	199,789
HSBC CR CARD MASTER NT TR	Corporate Debt Obligation	5.1% 15 Jun 2012	745,000	746,863
HSBC HLDGS PLC	Corporate Debt Obligation	6.5% 02 May 2036	210,000	225,912
J P MORGAN CHASE COML MTG SEC	Corporate Debt Obligation	4.625% 15 Mar 2046	500,000	491,311
J P MORGAN CHASE COML MTG SECS	Corporate Debt Obligation	5.261% 15 May 2047	470,000	462,279
J P MORGAN MTG TR	Corporate Debt Obligation	5.847466% 25 Jun 2036	375,000	383,486
JEFFERIES GROUP INC NEW	Corporate Debt Obligation	6.25% 15 Jan 2036	70,000	67,904
JOY GLOBAL INC	Corporate Debt Obligation	6.625% 15 Nov 2036	110,000	109,348
JP MORGAN CHASE COML MTG	Corporate Debt Obligation	4.893% 15 Aug 2042	710,000	696,638
KAUPTHING BK HF MEDIUM TERM SR	Corporate Debt Obligation	6.125% 04 Oct 2016	100,000	100,842
KELLOGG CO	Corporate Debt Obligation	6.6% 01 Apr 2011	425,000	445,698
KRAFT FOODS INC	Corporate Debt Obligation	6.25% 01 Jun 2012	85,000	88,298
M + I MARSHALL + ILSLEY BK MIL	Corporate Debt Obligation	4.5% 25 Aug 2008	245,000	242,155
MARKEL CORP	Corporate Debt Obligation	7.35% 15 Aug 2034	75,000	80,939
MASCO CORP	Corporate Debt Obligation	6.125% 03 Oct 2016	575,000	578,917
MASSMUTUAL GLOBAL FGD II MTN	Corporate Debt Obligation	2.55% 15 Jul 2008	170,000	162,921
MAY DEPT STORES CO	Corporate Debt Obligation	6.7% 15 Jul 2034	30,000	29,591
MBNA AMER BK NATL ASSN MEDIUM	Corporate Debt Obligation	5.375% 15 Jan 2008	325,000	324,555
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	2.75% 15 Oct 2010	335,000	324,243
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.2% 15 Sep 2010	1,955,000	1,930,258
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.2% 15 Sep 2010	210,000	207,342
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.1% 15 Oct 2012	575,000	558,818
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.3% 15 Feb 2011	265,000	261,526
METLIFE INC	Corporate Debt Obligation	6.125% 01 Dec 2011	145,000	149,894
MIDAMERICAN FDG LLC	Corporate Debt Obligation	6.927% 01 Mar 2029	1,120,000	1,243,281
ML CFC COML MTG	Corporate Debt Obligation	5.204% 12 Dec 2049	725,000	714,465
MOHAWK INDS INC	Corporate Debt Obligation	6.125% 15 Jan 2016	160,000	158,849
MORGAN STANLEY	Corporate Debt Obligation	5.75% 18 Oct 2016	380,000	385,576
MORGAN STANLEY CAP I TR	Corporate Debt Obligation	5.909294% 15 Oct 2042	555,000	568,667
MORGAN STANLEY CAP I TR	Corporate Debt Obligation	5.983% 12 Aug 2041	365,000	379,044
NATIONWIDE BLDG SOC	Corporate Debt Obligation	4.25% 01 Feb 2010	305,000	295,487
NEW YORK MTG TR	Corporate Debt Obligation	5.665294% 25 May 2036	710,000	714,527
NEW YORK NY	Corporate Debt Obligation	7.55% 15 Nov 2020	615,000	632,866
NEXTEL COMMUNICATIONS INC	Corporate Debt Obligation	6.875% 31 Oct 2013	385,000	388,977
NISSAN AUTO LEASE TR	Corporate Debt Obligation	5.11% 15 Mar 2010	685,000	683,935
NISSAN AUTO LEASE TR	Corporate Debt Obligation	5.1% 16 Jul 2012	393,411	393,350
ONCOR ELEC DELIVERY CO	Corporate Debt Obligation	6.375% 01 May 2012	270,000	277,939
ONTARIO PROV CDA	Corporate Debt Obligation	5% 18 Oct 2011	230,000	229,654
OWENS CORNING REORG INC	Corporate Debt Obligation	7% 01 Dec 2036	55,000	55,539
PECO ENERGY TRANS TR	Corporate Debt Obligation	6.13% 01 Mar 2009	970,000	978,151
PEMEX PROJ FDG MASTER TR	Corporate Debt Obligation	6.625% 15 Jun 2035	35,000	35,805
PG+E ENERGY RECOVERY FDG LLC	Corporate Debt Obligation	4.85% 25 Jun 2011	785,853	782,286
PHOENIX LIFE INS CO	Corporate Debt Obligation	7.15% 15 Dec 2034	215,000	227,421
PITNEY BROWES INC GLOBAL	Corporate Debt Obligation	5.25% 15 Jan 2037	925,000	911,540
PNC FDG CORP	Corporate Debt Obligation	4.2% 10 Mar 2008	360,000	353,259
POPULAR NORTH AMER INC	Corporate Debt Obligation	5.65% 15 Apr 2009	210,000	210,495
PROCTER + GAMBLE CO	Corporate Debt Obligation	8% 01 Sep 2024	225,000	286,095
PROGRESS ENERGY	Corporate Debt Obligation	6.85% 15 Apr 2012	140,000	148,843
PSI ENERGY INC	Corporate Debt Obligation	6.12% 15 Oct 2035	115,000	115,531
REALOGY CORP	Corporate Debt Obligation	6.5% 15 Oct 2016	85,000	87,028
REGIONS FINL CORP NEW	Corporate Debt Obligation	4.5% 08 Aug 2008	255,000	251,793
RESIDENTIAL CAP CORP	Corporate Debt Obligation	6.5% 17 Apr 2013	70,000	70,940
RUSSELL FRANK CO	Corporate Debt Obligation	5.625% 15 Jan 2009	1,000,000	1,008,251
SABMILLER PLC	Corporate Debt Obligation	6.2% 01 Jul 2011	55,000	56,294
SAFEWAY INC	Corporate Debt Obligation	4.95% 16 Aug 2010	60,000	58,867
SBC COMMUNICATIONS INC	Corporate Debt Obligation	6.15% 15 Sep 2034	230,000	226,220
SIEMENS FINANCIERINGMAATSCHAPP	Corporate Debt Obligation	5.75% 17 Oct 2016	230,000	233,103
SIEMENS FINANCIERINGSMAATSCHAP	Corporate Debt Obligation	6.125% 17 Aug 2026	610,000	623,279
SIMON PPTY GROUP INC NEW	Corporate Debt Obligation	3.75% 30 Jan 2009	95,000	92,268
SLM CORP	Corporate Debt Obligation	5.4% 25 Oct 2011	135,000	135,123
SOUTHERN UN CO NEW	Corporate Debt Obligation	7.6% 01 Feb 2024	75,000	77,802
SOVEREIGN BANCORP INC	Corporate Debt Obligation	4.8% 01 Sep 2010	240,000	234,844
SPRINT CAP CORP	Corporate Debt Obligation	6.9% 01 May 2019	95,000	97,948
ST PAUL TRAVEL COS INC	Corporate Debt Obligation	6.75% 20 Jun 2036	70,000	77,373
TENNESSEE VALLEY AUTH	Corporate Debt Obligation	5.375% 01 Apr 2056	235,000	239,091
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	4.125% 15 Nov 2007	250,000	247,290
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	3.875% 22 Jan 2008	1,590,000	1,563,587
TIME WARNER INC	Corporate Debt Obligation	6.625% 15 May 2029	200,000	202,550
TIME WARNER INC NEW	Corporate Debt Obligation	6.5% 15 Nov 2036	80,000	79,626
TIME WARNER INC NEW	Corporate Debt Obligation	5.875% 15 Nov 2016	115,000	114,710
TOYOTA MTR CR CORP	Corporate Debt Obligation	5.45% 18 May 2011	455,000	461,257
TRANSALTA CORP	Corporate Debt Obligation	5.75% 15 Dec 2013	210,000	209,303
TRICON GLOBAL RESTAURANTS INC	Corporate Debt Obligation	8.875% 15 Apr 2011	425,000	476,753
TXU ELEC DELIVERY TRANSITION	Corporate Debt Obligation	3.52% 15 Nov 2011	772,314	754,318

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
TYCO INTL GROUP S A	Corporate Debt Obligation	6.875% 15 Jan 2029	25,000	28,420
U S BK NATL ASSN CINCINNATI OH	Corporate Debt Obligation	4.125% 17 Mar 2008	1,125,000	1,106,915
UNION ELEC CO	Corporate Debt Obligation	5.25% 01 Sep 2012	165,000	160,633
VERIZON NEW ENG INC	Corporate Debt Obligation	6.5% 15 Sep 2011	125,000	128,517
VERIZON NEW YORK INC	Corporate Debt Obligation	7.375% 01 Apr 2032	110,000	113,576
VIACOM INC	Corporate Debt Obligation	6.25% 30 Apr 2016	80,000	79,446
VOLKSWAGEN AUTO LEASE TR	Corporate Debt Obligation	5.54% 20 Apr 2011	405,000	408,227
WACHOVIA CORP NEW	Corporate Debt Obligation	5.625% 15 Oct 2016	520,000	524,516
WAL MART STORES INC	Corporate Debt Obligation	4.55% 01 May 2013	345,000	332,539
WAL MART STORES INC	Corporate Debt Obligation	5.25% 01 Sep 2035	75,000	68,872
WASHINGTON MUT BK FA CHATSWORT	Corporate Debt Obligation	5.65% 15 Aug 2014	105,000	105,145
WASHINGTON REAL ESTATE INVT TR	Corporate Debt Obligation	5.35% 01 May 2015	170,000	166,479
WELLS FARGO + CO	Corporate Debt Obligation	4.125% 10 Mar 2008	385,000	379,970
WELLS FARGO + CO NEW	Corporate Debt Obligation	5% 15 Nov 2014	110,000	106,841
WELLS FARGO BK NATL ASSN	Corporate Debt Obligation	4.75% 09 Feb 2015	500,000	478,703
WPP FDG LLC	Corporate Debt Obligation	4.46% 27 Dec 2010	740,000	727,513
WYNDHAM WORLDWIDE CORP	Corporate Debt Obligation	6% 01 Dec 2016	60,000	58,601
FANNIE MAE	Federal Agency Obligation	5% 25 Dec 2025	395,000	391,777
FED HM LN PC POOL 1J1262	Federal Agency Obligation	5.883% 01 Jan 2036	599,039	602,374
FED HM LN PC POOL 847498	Federal Agency Obligation	4.52% 01 Jun 2034	403,433	397,312
FED HM LN PC POOL 847604	Federal Agency Obligation	4.789% 01 Nov 2035	849,607	825,286
FED HM LN PC POOL A15374	Federal Agency Obligation	6.5% 01 Nov 2033	13,306	13,581
FED HM LN PC POOL A46279	Federal Agency Obligation	5% 01 Jul 2035	2,145,446	2,070,821
FED HM LN PC POOL B17430	Federal Agency Obligation	4.5% 01 Dec 2019	757,144	730,534
FED HM LN PC POOL C01385	Federal Agency Obligation	6.5% 01 Aug 2032	75,516	77,213
FED HM LN PC POOL C01416	Federal Agency Obligation	7% 01 Sep 2032	443,053	455,474
FED HM LN PC POOL C01437	Federal Agency Obligation	7% 01 Oct 2032	433,444	445,596
FED HM LN PC POOL C66878	Federal Agency Obligation	6.5% 01 May 2032	197,880	202,326
FED HM LN PC POOL C79394	Federal Agency Obligation	5.5% 01 Apr 2033	725,889	718,946
FED HM LN PC POOL G01443	Federal Agency Obligation	6.5% 01 Aug 2032	170,782	174,619
FED HM LN PC POOL G01705	Federal Agency Obligation	5.5% 01 Jun 2034	1,668,794	1,654,898
FED HM LN PC POOL G01737	Federal Agency Obligation	5% 01 Dec 2034	2,136,826	2,063,981
FED HM LN PC POOL G01813	Federal Agency Obligation	5% 01 Apr 2035	675,684	652,650
FED HM LN PC POOL G01839	Federal Agency Obligation	5% 01 Jun 2035	1,065,522	1,029,199
FED HM LN PC POOL G01894	Federal Agency Obligation	5% 01 Jul 2035	665,142	642,467
FED HM LN PC POOL G02033	Federal Agency Obligation	7% 25 Jan 2035	1,381,973	1,428,507
FED HM LN PC POOL G08062	Federal Agency Obligation	5% 01 Jun 2035	660,840	637,854
FED HM LN PC POOL G11606	Federal Agency Obligation	4.5% 01 May 2018	478,241	462,351
FED HM LN PC POOL G11690	Federal Agency Obligation	4% 01 Feb 2020	537,973	506,358
FED HM LN PC POOL G11742	Federal Agency Obligation	5% 01 Jul 2020	521,893	513,320
FED HM LN PC POOL G11817	Federal Agency Obligation	5.5% 01 Jan 2018	266,723	267,681
FED HM LN PC POOL G12021	Federal Agency Obligation	4% 01 May 2014	1,062,427	1,017,491
FED HM LN PC POOL G12022	Federal Agency Obligation	0.99% 01 Apr 2014	318,965	310,063
FED HM LN PC POOL G12024	Federal Agency Obligation	4.5% 01 Aug 2018	2,422,565	2,340,470
FED HM LN PC POOL G12033	Federal Agency Obligation	4.5% 01 Dec 2019	1,682,738	1,623,596
FED HM LN PC POOL G12034	Federal Agency Obligation	4% 01 May 2021	233,563	219,838
FED HM LN PC POOL G12080	Federal Agency Obligation	4.5% 01 Dec 2034	980,006	946,795
FED HM LN PC POOL G12382	Federal Agency Obligation	5% 01 May 2021	981,542	964,385
FED HM LN PC POOL G18033	Federal Agency Obligation	5% 01 Jan 2020	645,091	634,496
FEDERAL HOME LN BKS	Federal Agency Obligation	0.01% 05 Oct 2007	1,350,000	1,296,987
FEDERAL HOME LN BKS	Federal Agency Obligation	4% 10 Mar 2008	2,205,000	2,175,363
FEDERAL HOME LN BKS	Federal Agency Obligation	5% 29 Feb 2008	745,000	743,147
FEDERAL HOME LN BKS	Federal Agency Obligation	4.125% 12 Sep 2008	420,000	414,480
FEDERAL HOME LN BKS	Federal Agency Obligation	5.125% 18 Jun 2008	2,380,000	2,380,828
FEDERAL HOME LN MT CORP	Federal Agency Obligation	5% 15 Apr 2027	308,544	306,084
FEDERAL HOME LN MTG	Federal Agency Obligation	5% 15 Mar 2029	590,000	579,013
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5.55% 11 Dec 2008	1,190,000	1,189,244
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	7.12% 25 Jun 2028	7,034	7,021
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 Oct 2023	260,000	258,710
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 Sep 2024	150,000	149,236
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	6% 15 Sep 2025	625,000	631,143
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	6% 15 Dec 2026	420,000	424,494
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5.651% 25 Apr 2016	315,195	319,230
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	6% 15 Mar 2027	225,000	227,257
FEDERAL HOME LOAN MORTGAGE	Federal Agency Obligation	5.125% 24 Oct 2007	3,450,000	3,446,574
FEDERAL HOME LOAN MTG CO	Federal Agency Obligation	6% 15 Apr 2027	408,196	411,892
FEDERAL NATIONAL MTGE ASSOC	Federal Agency Obligation	6% 25 Feb 2027	510,000	513,959
FEDERAL NATL MORTG ASSOC	Federal Agency Obligation	6% 25 Feb 2028	335,000	338,317
FEDERAL NATL MORTG ASSOC	Federal Agency Obligation	6% 25 Mar 2023	286,723	287,950
FEDERAL NATL MTG ASSN	Federal Agency Obligation	0% 22 Jan 2008	2,185,000	2,067,897
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5.503% 25 Sep 2011	535,000	545,797
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5.625% 15 Dec 2009	545,000	540,013
FEDERAL NATL MTG ASSN	Federal Agency Obligation	4.2% 08 Jun 2009	400,000	392,793
FEDERAL NATL MTG ASSN	Federal Agency Obligation	4.75% 01 Feb 2008	575,000	572,038
FEDERAL NATL MTG ASSN	Federal Agency Obligation	7.25% 15 Jan 2010	1,750,000	1,861,815
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5% 15 Sep 2008	305,000	304,661
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5% 25 Aug 2034	235,000	232,184
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5% 25 May 2035	360,000	353,024
FEDERAL NATL MTG ASSN DEB STRP	Federal Agency Obligation	0% 15 May 2008	1,245,000	1,160,733
FEDERAL NATL MTG ASSN GTD	Federal Agency Obligation	3.48% 25 Oct 2011	365,000	348,659
FEDERAL NATL MTG ASSN GTD REMI	Federal Agency Obligation	5% 25 Feb 2025	290,000	288,008
FNANB CR CARD MASTER TR	Federal Agency Obligation	1% 17 Jul 2011	120,000	120,193
FNMA POOL 253635	Federal Agency Obligation	7% 01 Feb 2016	38,094	39,174
FNMA POOL 253643	Federal Agency Obligation	7.5% 01 Feb 2031	46,155	48,061
FNMA POOL 254261	Federal Agency Obligation	6.5% 01 Apr 2017	117,117	119,950

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
FNMA POOL 254681	Federal Agency Obligation	4.5% 01 Mar 2013	814,259	798,102
FNMA POOL 254918	Federal Agency Obligation	4.5% 01 Sep 2033	712,726	669,613
FNMA POOL 255492	Federal Agency Obligation	4% 01 Oct 2014	528,949	509,639
FNMA POOL 512673	Federal Agency Obligation	7.5% 01 Sep 2029	11,136	11,623
FNMA POOL 535996	Federal Agency Obligation	7.5% 01 Jun 2031	145,066	151,057
FNMA POOL 545759	Federal Agency Obligation	6.5% 01 Jul 2032	1,103,734	1,129,033
FNMA POOL 545817	Federal Agency Obligation	6.5% 01 Aug 2032	1,022,760	1,046,202
FNMA POOL 545996	Federal Agency Obligation	7% 01 Aug 2032	531,593	547,020
FNMA POOL 555515	Federal Agency Obligation	6.5% 01 Dec 2017	16,995	17,411
FNMA POOL 555851	Federal Agency Obligation	6.5% 01 Oct 2033	989,632	1,013,142
FNMA POOL 555967	Federal Agency Obligation	5.5% 01 Nov 2033	1,857,444	1,838,510
FNMA POOL 555967	Federal Agency Obligation	5.5% 01 Nov 2033	1,123,702	1,112,248
FNMA POOL 609781	Federal Agency Obligation	6.5% 01 Sep 2016	492,533	501,140
FNMA POOL 634503	Federal Agency Obligation	6.5% 01 Mar 2017	58,569	59,985
FNMA POOL 655114	Federal Agency Obligation	7.5% 01 Aug 2032	7,198	7,482
FNMA POOL 670385	Federal Agency Obligation	6.5% 01 Sep 2032	654,725	670,279
FNMA POOL 687082	Federal Agency Obligation	5.5% 01 Jan 2018	270,188	271,293
FNMA POOL 725424	Federal Agency Obligation	5.5% 01 Apr 2034	799,935	791,780
FNMA POOL 725484	Federal Agency Obligation	7% 01 May 2034	865,651	890,772
FNMA POOL 735059	Federal Agency Obligation	4% 01 Oct 2019	3,727,916	3,516,764
FNMA POOL 735871	Federal Agency Obligation	5.5% 01 Jul 2035	1,188,390	1,175,649
FNMA POOL 740228	Federal Agency Obligation	5.5% 01 Sep 2033	1,513,614	1,498,185
FNMA POOL 745081	Federal Agency Obligation	1% 01 Jun 2034	1,790,177	1,730,808
FNMA POOL 745145	Federal Agency Obligation	4.5% 01 Dec 2020	624,007	603,239
FNMA POOL 745569	Federal Agency Obligation	4% 01 Nov 2013	1,029,565	995,948
FNMA POOL 745570	Federal Agency Obligation	4.5% 01 Oct 2013	747,172	732,089
FNMA POOL 745571	Federal Agency Obligation	4% 01 Jan 2019	3,667,588	3,464,438
FNMA POOL 745852	Federal Agency Obligation	6.5% 01 Dec 2033	314,426	322,544
FNMA POOL 758938	Federal Agency Obligation	5.5% 01 Jan 2034	248,575	246,041
FNMA POOL 759230	Federal Agency Obligation	5.5% 01 Jan 2034	1,330,093	1,316,534
FNMA POOL 776486	Federal Agency Obligation	1% 01 Mar 2034	260,394	257,149
FNMA POOL 776974	Federal Agency Obligation	5.5% 01 Apr 2034	483,779	478,593
FNMA POOL 844809	Federal Agency Obligation	5% 01 Nov 2035	1,516,878	1,464,913
FNMA POOL 865213	Federal Agency Obligation	7% 01 Nov 2029	298,389	308,033
FNMA POOL 881959	Federal Agency Obligation	5.667% 01 Feb 2036	792,480	796,251
FNMA POOL 896032	Federal Agency Obligation	6% 01 Aug 2036	1,760,445	1,772,365
FNMA POOL 901506	Federal Agency Obligation	1% 01 Nov 2036	519,472	523,883
GNMA II POOL 003151	Federal Agency Obligation	7% 20 Oct 2031	101,656	104,644
GNMA II POOL 003229	Federal Agency Obligation	7% 20 Apr 2032	42,753	44,004
GNMA II POOL 003240	Federal Agency Obligation	7% 20 May 2032	39,778	40,942
GNMA II POOL 003624	Federal Agency Obligation	5.5% 20 Oct 2034	1,822,183	1,809,999
GNMA II POOL 003774	Federal Agency Obligation	5.5% 20 Oct 2035	587,706	583,552
GNMA POOL 592128	Federal Agency Obligation	7% 15 Nov 2032	13,255	13,696
GNMA POOL 596796	Federal Agency Obligation	7% 15 Dec 2032	30,291	31,300
AFRICAN DEV BK	Foreign Corporate Debt Obligation	6.875% 15 Oct 2015	200,000	220,268
DEUTSCHE MTG + ASSET RECEIVING	Foreign Corporate Debt Obligation	6.861% 15 Jun 2031	300,000	303,873
EKSPORTFINANS AS A	Foreign Corporate Debt Obligation	5.125% 26 Oct 2011	415,000	415,511
HBOS TREAS SVCS PLC COVRD BD	Foreign Corporate Debt Obligation	5% 21 Nov 2011	480,000	477,394
LANDESKREDITBANK BADEN	Foreign Corporate Debt Obligation	4.875% 13 Jan 2012	245,000	242,752
LANDWIRTSCHAFTLICHE RENTENBANK	Foreign Corporate Debt Obligation	5.16% 27 Feb 2009	545,000	543,413
TELECOM ITALIA CAP	Foreign Corporate Debt Obligation	6% 30 Sep 2034	230,000	208,602
TELECOM ITALIA CAP	Foreign Corporate Debt Obligation	4.95% 30 Sep 2014	280,000	259,404
TELECOM ITALIA CAP	Foreign Corporate Debt Obligation	7.2% 18 Jul 2036	115,000	120,143
FINANCEMENT QUE	Foreign Government Obligation	5% 25 Oct 2012	485,000	478,629
ITALY REP	Foreign Government Obligation	6% 22 Feb 2011	95,000	98,049
QUEBEC PROV CDA	Foreign Government Obligation	7.125% 09 Feb 2024	85,000	100,962
QUEBEC PROV CDA	Foreign Government Obligation	5.125% 14 Nov 2016	135,000	134,135
UFJ FIN ARUBA A E C	Foreign Government Obligation	6.75% 15 Jul 2013	270,000	288,136
UNITED MEXICAN STS	Foreign Government Obligation	6.75% 27 Sep 2034	180,000	194,400
BANK OF AMERICA	Guaranteed Investment Contract	5.35% 01 Aug 2020	134,475,143	133,318,837
JPMORGAN CHASE	Guaranteed Investment Contract	4.81% 31 Dec 2050	134,443,093	133,284,926
MONUMENTAL LIFE	Guaranteed Investment Contract	6.63% 01 Jan 2025	161,272,916	160,178,372
PACIFIC LIFE INS	Guaranteed Investment Contract	5.52% 31 Dec 2050	115,341,977	115,100,474
*STATE STREET BANK + TRUST	Guaranteed Investment Contract	4.93% 31 Dec 2099	101,576,023	100,542,833
UBS AG	Guaranteed Investment Contract	5.48% 01 Jul 2020	101,637,527	100,606,598
*PARTICIPANTS LOANS	Loans with interest rates (ranging from 5% to 10.75%)		93,689,102	93,689,102
BGI ACTIVE INL EQUITY FUND	Commingled Fund		6,448,468	141,995,265
BGI EQUITY INDEX FD F	Pooled Common Stock		46,835,757	970,436,880
CAPITAL GUARDIAN INTERNATIONAL	Pooled International Common Stock		4,848,935	79,716,490
PIMCO TOTAL RETURN FD	Mutual Fund		10,787,750	111,976,842
UBS GLOBAL (EX US) EQUITY	Pooled International Common Stock		167,923	100,706,401
*MELLON TRUST	Pooled Temporary Investment		11,065	9,065
*STATE STREET BANK + TRUST CO	Pooled Temporary Investment		13,168,496	23,028,243
UNITED STATES TREAS NTS	U S Treasury Obligation	4.625% 31 Oct 2011	1,180,000	1,175,713
UNITED STATES TREAS BDS	U S Treasury Obligation	8.75% 15 Aug 2020	7,130,000	9,857,225
UNITED STATES TREAS BDS	U S Treasury Obligation	6.25% 15 Aug 2023	550,000	633,059
UNITED STATES TREAS BDS	U S Treasury Obligation	8.875% 15 Feb 2019	1,010,000	1,381,017
UNITED STATES TREAS BDS	U S Treasury Obligation	8.125% 15 Aug 2019	365,000	476,867
UNITED STATES TREAS BDS	U S Treasury Obligation	8.75% 15 Aug 2020	1,465,000	2,025,363
UNITED STATES TREAS BDS	U S Treasury Obligation	7.875% 15 Feb 2021	965,000	1,256,687
UNITED STATES TREAS BDS	U S Treasury Obligation	6.25% 15 Aug 2023	615,000	707,875
UNITED STATES TREAS BDS	U S Treasury Obligation	6.625% 15 Feb 2027	345,000	420,469
UNITED STATES TREAS BDS	U S Treasury Obligation	6.375% 15 Aug 2027	490,000	583,062
UNITED STATES TREAS BDS	U S Treasury Obligation	5.5% 15 Aug 2028	365,000	394,314

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Fair Value
UNITED STATES TREAS BDS	U S Treasury Obligation	6.125% 15 Aug 2029	45,000	52,594
UNITED STATES TREAS BDS	U S Treasury Obligation	4.5% 15 Feb 2036	1,110,000	1,055,541
UNITED STATES TREAS NTS	U S Treasury Obligation	4.625% 31 Mar 2008	1,885,000	1,876,974
UNITED STATES TREAS NTS	U S Treasury Obligation	4.875% 30 Apr 2008	2,105,000	2,103,026
UNITED STATES TREAS NTS	U S Treasury Obligation	5% 31 Jul 2008	11,340,000	11,358,609
UNITED STATES TREAS NTS	U S Treasury Obligation	4.25% 15 Nov 2013	700,000	681,516
UNITED STATES TREAS NTS	U S Treasury Obligation	4.25% 15 Aug 2015	85,000	82,251
UNITED STATES TREAS NTS	U S Treasury Obligation	4.375% 31 Jan 2008	335,000	332,788
UNITED STATES TREAS NTS	U S Treasury Obligation	5% 31 Jul 2008	480,000	480,788
UNITED STATES TREAS NTS	U S Treasury Obligation	4.875% 15 Aug 2009	120,000	120,361
UNITED STATES TREAS NTS	U S Treasury Obligation	4.5% 30 Sep 2011	135,000	133,813
UNITED STATES TREAS NTS	U S Treasury Obligation	4.875% 31 Oct 2008	190,000	190,089
UNITED STATES TREAS NTS	U S Treasury Obligation	4.625% 15 Nov 2009	425,000	423,672
UNITED STATES TREAS NTS	U S Treasury Obligation	4.625% 15 Nov 2016	1,205,000	1,197,093
UNITED STATES TREAS NTS	U S Treasury Obligation	4.625% 30 Nov 2008	135,000	134,510
UNITED STATES TREAS NTS	U S Treasury Obligation	4.5% 30 Nov 2011	135,000	133,798
Self-Directed Personal Choice Retirement Account:
GOVERNMENT SECURITIES	U. S. Government Obligations			463,078
OTHER MARKETABLE SECURITIES	Various			172,537,654

Total Investments not including the Plan’s Investment in the Master Trust				$3,091,166,649

*	Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Qwest Savings & Investment Plan

June 25, 2007	/s/ Patrick J. Halbach
Date	Patrick J. Halbach
Authorized Representative